January 24, 2020

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Premier Funds (the “Registrant”)

1933 Act File No. 33-82366

1940 Act File No. 811-08690

Comments received for PEA No. 76 filed on December 3, 2019

Dear Ms. Lithotomos:

Below is a summary of the comment I received from you on January 8, 2020 regarding the above-mentioned Registrant, together with our response. I appreciate the time you took to carefully review these documents and have tried to address your comment. I would greatly appreciate you contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

1)	Comment: The staff recommends adding disclosure for the MassMutual Premier Global Fund to reflect that it will generally invest at least 40%, but if market conditions are unfavorable, then no less than 30%, in issuers located outside the U.S.

Response: We respectfully disagree that the use of the term “global” in the Fund’s name requires a Fund to invest in accordance with the above-referenced limitations. We base this on the fact that the SEC has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-1, and that the use of the term “global” in the Fund’s name is not misleading in view of the disclosure that the Fund’s prospectus provides regarding the types of investments in which the Fund may invest.

As an initial matter, Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), does not, on its face, require a fund to maintain a minimum amount, or type, of investment in order to call itself a “global” fund.  Rather, this Section makes it unlawful for any fund to adopt as part of its name or title any word or words that the SEC defines as materially deceptive or misleading.  Under the plain wording of Section 35(d), a name is not unlawful pursuant to the Section unless and until the SEC has made an affirmative determination that the name is materially deceptive or misleading.  The SEC has not delegated its authority to the Staff to make this determination.

We have found no instance in which the SEC has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test.  To the contrary, the SEC had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-1 under the 1940 Act (the “Names Rule”), but it specifically declined to do so (see Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the "Adopting Release")). As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).

Very truly yours,

/s/ Jill Nareau Robert

Jill Nareau Robert

Vice President and Assistant Secretary, MassMutual Premier Funds

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company